FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of Edelweiss Conference: February 8, 2018

 Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of Edelweiss Conference held in Mumbai on February 8, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Edelweiss Conference: February 8, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Abu Dhabi Investment Authority
2.	One-on-One	Fidelity Management and Research
3.	One-on-One	Templeton Emerging Markets Group
4.	One-on-One	Ashmore Investment Funds
5.	Group	ASK Investment Managers
6.	Group	Pinebridge Investments
7.	Group	Raiffeisen Kapitalanlage Ges.m.b.H.
8.	Group	Motilal Oswal Asset Management
9.	Group	Segantii Capital Management Ltd
10.	Group	Reliance Industries Ltd
11.	Group	Aditya Birla Sun Life Insurance Company
12.	Group	Goldman Sachs Asset Management
13.	Group	HDFC Asset Management Company
14.	Group	SBI Life Insurance
15.	Group	AGF Funds
16.	Group	Reliance Nippon Life Insurance
17.	Group	Edmond De Rothschild Asset Management
18.	Group	Jupiter Asset Management
19.	Group	Hermes Fund Managers
20.	Group	Ruane, Cunniff & Goldfarb
21.	Group	Aviva Life Insurance
22.	Group	East Bridge Capital Management
23.	Group	Canara Robeco MF
24.	Group	Highbridge Capital
25.	Group	Avendus Capital
26.	Group	Sephira Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 12, 2018	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan

			Title :	Deputy General Manager